FOR IMMEDIATE RELEASE	NASDAQ: TRIL
TSX: TRIL

TRILLIUM REPORTS ANNUAL 2016 FINANCIAL AND OPERATING RESULTS

TORONTO, March 10, 2017 – Trillium Therapeutics Inc. (NASDAQ/TSX: TRIL), a clinical stage immuno-oncology company developing innovative therapies for the treatment of cancer, today provided a corporate update and reported financial results for the year ended December 31, 2016.

“2016 marked a year of significant clinical progress with our lead drug candidate TTI-621, which completed Phase 1a dose escalation and advanced into Phase 1b cohort expansion in patients with advanced hematologic malignancies. Late in the year, we also initiated a Phase 1 clinical trial of TTI-621 in solid tumors. These studies will provide data that will guide us in designing the optimal commercial development path for TTI-621. Both trials are recruiting well, and we remain on track to provide updates later this year,” said Dr. Niclas Stiernholm, president and CEO of Trillium Therapeutics. “The TTI-621 program momentum continues in 2017. Recent pharmacology data from the Phase 1 a/b trial expand on our preliminary findings and suggest that with weekly dosing we are achieving biologically relevant drug levels.”

Corporate Update:

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Trillium recently presented additional pharmacology data from its ongoing Phase 1a/1b trial of TTI-621, demonstrating well-tolerated drug levels that exceed those necessary for anti-tumor activity in preclinical models. Specifically, the following scientific findings were highlighted at the February ASCO-SITC Conference :

o	Receptor occupancy increases with multiple infusions of TTI-621, conferring robust CD47 blockade on circulating leukemic cells;
o	Increases in cytokines associated with macrophage activation suggest rapid engagement of the innate immune system;
o	Transient thrombocytopenia due to target mediated clearance is attenuated subsequent to the first infusion of TTI-621, and
o	Weekly infusions lead to a longer half-life and accumulation of circulating drug, overcoming the platelet antigen sink.

2016 Highlights:

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Initiated and completed the Phase 1a dose escalation phase of a first-in-human clinical trial of TTI-621 in patients with relapsed or refractory lymphoma, and began enrollment in the Phase 1b dose expansion cohorts in patients with advanced hematologic malignancies. Two additional expansion cohorts were added, including combination therapy of TTI-621 and rituximab in patients with CD20-positive malignancies.

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Presented data from the TTI-621 hematologic malignancy Phase 1a trial at the 2016 American Society of Hematology Annual Meeting showing one partial response and decreased tumor volume and/or reduced metabolic activity over extended intervals of continued dosing in several patients.

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Filed a second Investigational New Drug application with the FDA and initiated in January 2017, a Phase 1 trial with intratumoral injection of TTI-621 in patients with percutaneously accessible solid tumors and mycosis fungoides. This study could lead to a more thorough understanding of the mechanism of action of TTI-621 and could provide insight into the tumor micro-environment before, during and after treatment.

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Significantly expanded its preclinical oncology pipeline with the acquisition of Fluorinov Pharma Inc., a discovery engine with a demonstrated ability to generate high quality preclinical development candidates. This proprietary medicinal chemistry platform uses fluorine chemistry, which permits the creation of new chemical entities from validated drugs and drug candidates with improved pharmacological properties, potentially leading to increased safety and efficacy.

2016 Financial Results
(Amounts in Canadian dollars)

As of December 31, 2016, Trillium had cash of $50.5 million. For the year ended December 31, 2016, the company used $22.9 million of cash for operations; $9.6 million for the acquisition of Fluorinov Pharma Inc; and used $3.0 million for capital purchases related to its new office and laboratory facility.

Net loss for the year ended December 31, 2016 of $31.7 million was higher than the loss of $14.7 million for the year ended December 31, 2015. The net loss was higher due mainly to increased research and development program expenses of $11.7 million, higher intangible asset amortization of $3.3 million related mainly to the acquisition of Fluorinov intangible assets, and a net foreign currency loss in 2016 of $2.0 million from holding US denominated cash with a weakening US dollar, compared to a foreign currency gain in the comparable 2015 period of $6.1 million. This was partially offset by the recognition of a deferred tax recovery in relation to the acquisition of Fluorinov of $3.7 million.

Selected Consolidated Financial Information:

Consolidated statements of loss and comprehensive loss

	Year ended	Year ended
Amounts in Canadian dollars	December 31, 2016	December 31, 2015
Research and development expenses	29,788,795	18,050,091
General and administrative expenses	3,932,910	3,184,347
Net finance costs (income)	1,691,680	(6,510,241)
Net loss and comprehensive loss for the year	31,733,085	14,733,699
Basic and diluted loss per common share	(4.06)	(2.22)

Consolidated Statements of Financial Position

	As at	As at
Amounts in Canadian dollars	December 31, 2016	December 31, 2015
Cash	50,472,971	86,770,542
Total assets	66,622,691	90,039,468
Total equity	58,119,519	85,803,868

About Trillium Therapeutics
Trillium Therapeutics Inc. is a clinical stage immuno-oncology company developing innovative therapies for the treatment of cancer. The company’s lead program, SIRPaFc (TTI-621), is a fusion protein that consists of the CD47-binding domain of human SIRPa linked to the Fc region of a human immunoglobulin (IgG1). It is designed to act as a soluble decoy receptor, preventing CD47 from delivering its inhibitory (“do not eat”) signal. Neutralization of the inhibitory CD47 signal enables the activation of macrophage anti-tumor effects by pro-phagocytic (“eat”) signals. A Phase 1 clinical trial (NCT02663518) evaluating SIRPaFc is ongoing in advanced hematologic malignancies, and a second Phase 1 trial is underway in solid tumors (NCT02890368). TTI-622 is an IgG4 SIRPaFc protein, which is primarily being developed for combination therapy. An IND filing is targeted for 2H/17. Trillium also has a proprietary medicinal chemistry platform, using unique fluorine chemistry, which permits the creation of new chemical entities from validated drugs and drug candidates with improved pharmacological properties. Stemming from this platform, the company’s most advanced preclinical program is an orally-available bromodomain inhibitor, followed by an epidermal growth factor receptor antagonist with increased uptake in the brain. In addition, a number of compounds directed at undisclosed immuno-oncology targets are currently in the discovery phase.

For more information visit: www.trilliumtherapeutics.com

Caution Regarding Forward-Looking Information
This press release may contain forward-looking statements, which reflect Trillium’s current expectation regarding future results, events or developments. These forward-looking statements involve risks and uncertainties that may cause actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such risks and uncertainties are described in the company’s ongoing quarterly and annual reporting. Except as required by applicable securities laws, Trillium undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Neither TSX nor its Regulation Services Provider (as that term is defined in the policies of the TSX) accepts responsibility for the adequacy or accuracy of this release.

Contact:
James Parsons
Chief Financial Officer
Trillium Therapeutics Inc.
416-595-0627 x232
james@trilliumtherapeutics.com
www.trilliumtherapeutics.com

Mark Corbae
Canale Communications for Trillium Therapeutics
619-849-5375
mark@canalecomm.com